SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For January 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration
Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4
(Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of January 2006, incorporated by reference herein:

Exhibit
99.1 Release dated 17 January 2006, entitled “ DRDGOLD SOUTH AFRICAN OPERATIONS
(PROPRIETARY) LIMITED (“DRDGOLD SA”) BOARD APPOINTMENTS AND DRDGOLD
EXECUTIVE APOINTMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: January 17, 2006
By: / Themba Gwebu
Name: Themba Gwebu
Title:    Company Secretary

Exhibit 99.1

DRDGOLD Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARB number: 086 277 616
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the company")
DRDGOLD SOUTH AFRICAN OPERATIONS (PROPRIETARY) LIMITED (“DRDGOLD SA”)
BOARD APPOINTMENTS AND DRDGOLD EXECUTIVE APOINTMENT
1.
DRDGOLD SA BOARD APPOINTMENTS
DRDGOLD has announced the appointment of a Board of Directors for its recently constituted, 85%-owned subsidiary, DRDGOLD SA.
The Board of DRDGOLD SA comprises: Dr Paseka Ncholo (Executive Chairman), Louis
Lamsley (Chief Operating Officer), Mark Wellesley-Wood, John Sayers, Niel Pretorius and
Andrew Weir.
Mr Lamsley (57) was previously Regional General Manager of DRDGOLD’s South African
operations.
Mr Wellesley-Wood (54) is the Chief Executive Officer of DRDGOLD, Mr Sayers (59) is
the Chief Financial Officer of DRDGOLD, Mr Pretorius (38) is the Group Legal Counsel
and General Manager Corporate Services of DRDGOLD and Mr Weir (41) is the General
Manager: Human Resources of DRDGOLD.
Dr Ncholo (42), whose appointment as Executive Chairman of DRDGOLD SA was announced recently, is Chairman of Khumo Bathong Holdings (Proprietary) Limited
(“KBH”) and the former Non-Executive Chairman of DRDGOLD. KBH holds the balance
(15%) of the shares in DRDGOLD SA.
Senior management appointments within DRDGOLD SA have also been announced:

-
Ben Nyirenda (42), previously Regional Projects Manager for DRDGOLD’s South
African Operations, has been appointed Head of New Business for DRDGOLD SA;
and
-
Charles Symons (51), previously Operations Manager for the Crown surface operations of Crown Gold Recoveries (Proprietary) Limited (“CGR”), has been appointed Regional General Manager of CGR. CGR, comprising ERPM and the
Crown surface operations, was previously a 60:40 joint venture between DRDGOLD and KBH. CGR is now wholly owned by DRDGOLD SA.

2.
DRDGOLD EXECUTIVE APPOINTMENT
DRDGOLD has announced the appointment of Ilja Graulich (33) as Strategic Development
Officer for DRDGOLD, reporting to the CEO, Mr Wellesley-Wood. Mr Graulich will retain his current responsibilities as General Manager: Investor Relations for DRDGOLD.
Johannesburg
17 January 2006

Biographies:

Dr Paseka Ncholo (PhD) is Executive Chairman of DRDGOLD SA and of KBH. Admitted as an
advocate of the High Court of South Africa in 1994, he is a former Director-General of the
Department of Public Service and Administration in the South African Government and the former
Non-Executive Chairman of DRDGOLD.

Louis Charles Lamsley (NTD (Metalliferous Mining), Mine Manager’s Certificate) was appointed
Regional General Manager of DRDGOLD’s SA operations in April 2005.
Mr Lamsley has experience in the South African gold mining industry spanning more than 30 years.

John Sayers (CA (SA and England), BSc Hons) was appointed Chief Financial Officer and
Financial Director of DRDGOLD in September 2005. Previously Financial Director of Allied
Electronics Corporation Limited from 1989 to 1996 and of Nampak Limited from 1996 to 2004, Mr
Sayers has more than 40 years’ financial management experience.

Mark Michael Wellesley-Wood (BSc Mining, CEng) was appointed Non-Executive Chairman of
DRDGOLD in May 2000 and Chairman and Chief Executive Officer in November 2000. He
resigned as Chief Executive Officer and was appointed Executive Chairman on 19 December 2003.
He resumed his role as Chief Executive Officer following Dr Ncholo’s appointment as Non-
Executive Chairman. Mr Wellesley-Wood is a director of Emperor Mines Limited.

Daniel Johannes (Niel) Pretorius (BProc LLB) was appointed Group Legal Counsel of DRDGOLD in February 2004. A director of Rand Refinery Limited, he has 12 years’ experience in the mining industry.

Andrew Norman Weir (BSoc Sci) was appointed General Manager: Human Resources of
DRDGOLD in April 2005. Mr Weir, who also holds an advanced diploma in labour law and an
MDP, has 17 years’ experience in the mining industry.

Charles Methley Symons (BCom, MBL) was appointed Operations Manager of CGR’s surface operations in 1997. He has extensive experience in gold metallurgy, spanning more than 30 years.

Hurwa Benard (Ben) Nyirenda (BSc (Hons) MSc, MBA, BEng (Hons) Pr Eng, Mine Manager’s
Certificate) has 25 years’ experience in the mining industry, in both the gold and diamond sectors.
Educated in Malawi, England and South Africa, Mr Nyirenda joined DRDGOLD in May 2004 as a
Production Manager. He also has experience in the financial management and consulting fields.

Ilja David Graulich (MBA) was appointed General Manager: Investor Relations for DRDGOLD in
February 2003. He has extensive experience in mining and financial journalism. He is a director of
Net-Gold Services Limited and of G.M. Network Limited (GoldMoney.com) and an alternate
Director of Rand Refinery Limited.